SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)

Park-Ohio Holdings Corp.

(Name of Issuer)

Common Stock, $1.00 par value

(Title and Class of Securities)

700666100

(CUSIP Number)

Edward F. Crawford

c/o Park-Ohio Holdings Corp.

6065 Parkland Boulevard

Cleveland, Ohio 44124

(440) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 700666100	Schedule 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward F. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 719,544
	8	SHARED VOTING POWER 222,251
	9	SOLE DISPOSITIVE POWER 719,544
	10	SHARED DISPOSITIVE POWER 222,251

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.48%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 700666100	Schedule 13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Amendment No. 6 to the statement on Schedule 13D amends and restates in its entirety the Schedule 13D originally filed with the Securities and Exchange Commission on June 18, 1992 and amended by Amendment No. 1 filed on October 27, 1993, Amendment No. 2 filed on January 13, 1995, Amendment No. 3 filed on May 8, 1995, Amendment No. 4 filed on October 15, 2004 and Amendment No. 5 filed on June 10, 2006, which relate to the common stock (the “Common Stock”) of Park-Ohio Holdings Corp. (the “Issuer”), an Ohio corporation, whose principal executive offices are located at 6065 Parkland Boulevard, Cleveland, Ohio 44124.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Edward F. Crawford (the “Reporting Person”).

(b) The business address of the Reporting Person is 6065 Parkland Boulevard, Cleveland, Ohio 44124.

(c) The Reporting Person was elected to the Boards of Directors of the Issuer and its principal operating subsidiary, Park-Ohio Industries, Inc. (“Industries”), effective April 1, 2021. The Reporting Person returned to the Board of Directors of the Issuer after serving nearly two years as the U.S. Ambassador to Ireland.

(d) Within the last five years, the Reporting Persons has not been convicted in any criminal proceedings.

(e) Within the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person is a long-time shareholder of the Issuer and acquired beneficial ownership of his shares of Common Stock, among other means, in connection with investments in other companies, through open-market purchases and as equity compensation for services provided by the Reporting Person to the Issuer and Industries, including as their Chairman and Chief Executive Officer.

Item 4. Purpose of the Transaction.

The shares of Common Stock currently beneficially owned by the Reporting Person were acquired for investment purposes.

CUSIP No. 700666100	Schedule 13D	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The Reporting Person directly beneficially owns 701,273 shares of Common Stock. The Reporting Person may also be deemed to beneficially own: (i) 22,500 shares of Common Stock owned by L’Accent de Provence of which the Reporting Person is President and owner of 25% of its capital stock; (ii) 10,650 shares of Common Stock owned by the Reporting Person’s wife as to which the Reporting Person disclaims beneficial ownership; and (iii) 18,271 shares of Common Stock held under the Individual Account Retirement Plan of the Issuer and its subsidiaries as of April 1, 2021. Additionally, the Reporting Person may be deemed to beneficially own, along with his son Matthew V. Crawford, 136,000 shares of Common Stock held by a charitable foundation and 11,700 shares of Common Stock owned by Crawford Container Company and 41,401 shares of Common Stock owned by First Francis Company, Inc. by virtue of his status as a significant shareholder of each company. As of the date hereof, the Reporting Person is deemed to beneficially own 7.48%, or 941,795 shares, of Common Stock of the Issuer.

(b) The Reporting Person has sole voting and investment power with respect to the 701,273 shares of Common Stock that he directly beneficially owns and 18,271 shares of Common Stock held under the Individual Account Retirement Plan of the Issuer and its subsidiaries. The Reporting Person has shared voting and investment power with respect to 22,500 shares of Common Stock owned by L’Accent de Provence, 10,650 shares of Common Stock owned by the Reporting Person’s wife as to which the Reporting Person disclaims beneficial ownership, 136,000 shares of Common Stock held by a charitable foundation, 11,700 shares of Common Stock owned by Crawford Container Company, and 41,401 shares of Common Stock owned by First Francis Company, Inc.

(c) The following transaction in the shares of Common Stock were effected by the Reporting Person during the past 60 days:

None.

CUSIP No. 700666100	Schedule 13D	Page 5 of 6 Pages

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

CUSIP No. 700666100	Schedule 13D	Page 6 of 6 Pages

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2021

By:	/s/ Edward F. Crawford
Name: Edward F. Crawford